SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 29, 2002

COMMISSION FILE NUMBER:

01-31380

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

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JOINT NEWS RELEASE

VICEROY RESOURCE CORPORATION

QUEST INVESTMENT CORPORATION

ARAPAHO CAPITAL CORP.

AVATAR PETROLEUM INC.

VALDEZ GOLD INC.

November 29, 2002

Vancouver, B.C. – Viceroy Resource Corporation (“Viceroy”) (VOY-TSX), Quest Investment Corporation (“Quest”) (Q.A and Q.B-TSX), Arapaho Capital Corp. (“Arapaho”) (AHO-TSXV), Avatar Petroleum Inc. (“Avatar”) (AVA-TSXV) and Valdez Gold Inc. (“Valdez”) (VAZ-TSXV) today announced that they have entered into discussions regarding the acquisition by way of plan of arrangement by Viceroy of all of the issued shares of Quest, Avatar, Valdez and Quest Management Corp, a wholly owned subsidiary of Arapaho.  This arrangement may also include a reorganization affecting certain of the mineral assets of some of these companies.  Further details of the terms of the proposed transaction will be disclosed as negotiations progress.

Viceroy is a gold explorer and producer with projects in Canada, Argentina and the United States.  Quest is a merchant banking company which is focused on increasing its bridge loan business by providing asset backed/collaterized bridge loans to publicly listed companies.  Quest Management Corp. provides consulting, management and certain administrative services to various public companies.  Avatar is an oil and gas exploration and production company that sold all of its production effective January 28, 2002.  Valdez is an international natural resource company focused on precious and base metals with projects in Chihuahua, Mexico.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy, Quest, Arapaho, Avatar, and Valdez.

For more information, please contact: Ronald K. Netolitzky, President Viceroy Resource Corporation tel: (604) 688-9870	For more information, please contact: A. Murray Sinclair, President Quest Investment Corporation tel: (604) 689-1428
Brian E. Bayley, President Arapaho Capital Corp. tel: (604) 689-1428	Chris Wright, President Avatar Petroleum Inc. tel: (604) 689-8336
Peter D. Walker, President Valdez Gold Inc. tel: (416) 482-9038

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY US NEWSWIRE SERVICES.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

    (the Registrant)

Date:	November 29, 2002	By:
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer

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GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer

(i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or

(ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or

(iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (i),(ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to securityholders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d).  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to securityholders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.